UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L204

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Limited

OrbiMed Asia GP, L.P.

OrbiMed Capital GP III LLC

Samuel D. Isaly

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

Attn: Alexander M. Cooper

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,438,695 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,438,695 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,695 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Advisors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,216,273 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,216,273 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,216,273 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Asia GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,216,273 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,216,273 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,216,273 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.8% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Capital GP III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,387,432 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,387,432 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,387,432 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. Samuel D. Isaly
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,438,695 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,438,695 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,695 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 6 (the “Amendment No. 5”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010, as amended by Amendment No. 1 to Schedule 13D filed on October 4, 2010, Amendment No. 2 to Schedule 13D filed on October 22, 2010, Amendment No. 3 to Schedule 13D filed on January 11, 2011, Amendment No. 4 to Schedule 13D filed on November 23, 2011 and Amendment No. 5 to Schedule 13D filed on January 9, 2012 (as amended, the “Schedule 13D”), relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2. Identity and Background

Items 2(b) and 2(c) of the Schedule 13D are hereby amended and restated in their entirety by the following:

(b) — (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Limited has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Asia, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Asia has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors. Isaly has his principal business 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Asia and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto. Schedules I, II, III and IV set forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately after the last paragraph thereof the following:

Pursuant to its authority under the limited partnership agreement of OPI III, on November 7, 2013, OrbiMed Capital, as general partner of OPI III, caused OPI III to purchase an aggregate of 508,244 units (“Units”) at a price of Cdn.$2.45 per Unit, each consisting of one Share and one-half of one warrant to purchase one Share (each, a “Warrant”) at an exercise price of Cdn.$3.58, using OPI III’s working capital in the aggregate amount of approximately Cdn.$1,245,197.80.

Pursuant to its authority under the limited partnership agreement of OAP, on November 7, 2013, OrbiMed Asia caused OAP to purchase an aggregate of 303,265 Units at a price of Cdn.$2.45 per Unit using OAP’s working capital in the aggregate amount of approximately Cdn.$742,999.25. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of OAP.

Pursuant to its authority under the limited partnership agreement of OrbiMed Associates on November 7, 2013, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 4,816 Units at a price of Cdn.$2.45 per Unit using OrbiMed Associates’ working capital in the aggregate amount of approximately Cdn.$11,799.20.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth in Item 6 below.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety by the following:

(a) — (b) The following disclosure assumes that there are 7,850,781 Shares outstanding, which includes 6,577,664 Shares issued and outstanding as of July 28, 2013 as disclosed in the Issuer’s Form 10-Q filed on August 13, 2013 and 1,273,117 Units sold in the private placement which was approved by the Issuer’s shareholders on November 7, 2013 (the “Private Placement”).

The 1,818,677 Shares and 1,397,596 Warrants held by OAP constitute approximately 34.8% of the issued and outstanding Shares plus the Warrants held by OAP. OrbiMed Asia is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by OAP described in Item 3 and such power is exercised through OrbiMed Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, David Wang, Jonathan Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by OAP, except to the extent of their pecuniary interest therein, if any. As a result, OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP and to share power to direct the vote and the disposition of the Shares held by OAP.

As of the date of this filing, OrbiMed Capital, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI III described in Item 3. The 3,047,927 Shares and 2,339,505 Warrants held by OPI III constitute approximately 52.9% of the issued and outstanding Shares plus the Warrants held by OPI III. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. OrbiMed Advisors is the sole managing member of OrbiMed Capital and OrbiMed Capital is the sole general partner of OPI III. As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and to direct the disposition of the Shares held by OPI III described in Item 3.

As of the date of this filing, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates described in Item 3. The 28,997 Shares and 22,266 Warrants held by OrbiMed Associates constitute approximately 0.7% of the issued and outstanding Shares plus the Warrants held by OrbiMed Associates. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates described in Item 3.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety by the following:

Other than the Shares acquired in connection with the Private Placement described above, none of the Reporting Persons has effected any transaction during the past sixty (60)  days in any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

OrbiMed Advisors LLC and the Issuer entered into a term sheet setting forth non-binding terms on which certain affiliates of OrbiMed Advisors LLC (the “OrbiMed Purchasers”) would participate in the then-proposed Private Placement.

On September 26, 2013, the OrbiMed Purchasers and other investors entered into subscription agreements with the Issuer pursuant to which the Issuer sold a total of 1,273,117 subscription receipts (the “Subscription Receipts”). The gross proceeds of the Subscription Receipts were approximately Cdn.$3,120,000. Of the total Subscription Receipts sold, the OrbiMed Purchasers acquired 816,325 Subscription Receipts of the Issuer at a price of Cdn.$2.45, which represents approximately a 15% discount to the volume weighted average price of the Shares on the Toronto Stock Exchange for the five trading days immediately preceding September 20, 2013, the date on which the Subscription Receipts were priced. Each Subscription Receipt entitled the purchaser to receive, without payment of additional consideration, one Unit upon receipt of the necessary shareholder and Toronto Stock Exchange approvals of the Private Placement.

On November 7, 2013, following approval of the Private Placement at a special meeting of the shareholders of the Issuer and the satisfaction of certain other escrow release conditions, each Subscription Receipt was automatically converted, without payment of additional consideration, into one Unit. The Units where offered to “accredited investors” pursuant to exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 4(2) thereof or Regulation D promulgated thereunder, in Canada to “accredited investors” and purchasers of more than Cdn.$150,000 of Subscription Receipts in reliance on National Instrument 45-106 – Prospectus and Registration Exemptions and in Canada and other jurisdictions outside of the United States in reliance on Regulation S promulgated under the 1933 Act.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Title

M	Joint Filing Agreement, dated as of November 12, 2013, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2013	ORBIMED ADVISORS LLC
a Delaware limited liability company

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED
a Cayman Islands corporation

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, L.P.
a Cayman Islands limited partnership

	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC
a Delaware limited liability company

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly